EXHIBIT 21.1

LIST OF SUBSIDIARIES

Hyperdynamics Corporation Subsidiaries

Subsidiary Name	State of Incorporation	Location (s)

HYD Resources Corporation	Texas	Houston, Texas

Hyperdynamics Oil & Gas Limited	United Kingdom	London, England

SCS Corporation Ltd	Cayman Islands	Houston, Texas

SCS Corporation holds 100% ownership of the following subsidiary

SCS Guinea SARL	Conakry, Guinea	Conakry, Guinea